November 15, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attn: Ms. Mary Beth Breslin, Attorney-Advisor

RE:	Advanced Medical Optics, Inc.
Registration Statement on Form S-3, filed August 5,
2005 (File No. 333-127245)

Dear Ms. Breslin:

At the request of Advanced Medical Optics, Inc. (“AMO”), we are submitting the following responses to the comments in your letter (the “Comment Letter”) dated August 26, 2005 to Aimee S. Weisner, Corporate Vice President, General Counsel and Secretary of AMO. Courtesy copies of Amendment No. 1 to AMO’s Registration Statement (the “Registration Statement”) marked to show changes from the Registration Statement as filed on August 5, 2005 are enclosed for the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, please note that we have repeated your comments 1 and 2 below in bold type, and the numbered items below correspond to the number of the corresponding comment set forth in the Comment Letter and that the page numbers referenced in the responses below correspond to the pages on the enclosed marked copies.

Form S-3

Selling Securityholders

1.

We note that you provide selling securityholder disclosure on a group basis, as opposed to an individual basis, for a group holding an aggregate of 80% of the principal amount of your outstanding 1.375% convertible senior subordinated notes and, upon conversion, over 3% of your outstanding common stock. Please note that selling securityholder disclosure may be made on a group basis where the aggregate holding of the group is less than 1% of the class prior to the offering. Also, where the aggregate holding of the group is less than 1% of the class but for a few major shareholders, disclosure for the members of the group other than

Ms. Mary Beth Breslin

November 15, 2005

the major shareholders may be made on a group basis. Accordingly, please provide selling securityholder disclosure on an individual basis or ensure that the aggregate holding of securityholders for whom disclosure is provided on a group basis is less than 1% of each of the classes of securities being registered for resale. Refer to interpretation I.59 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997), available on our web site at http://www.sec.gov/interps/telephone.shtml.

As discussed with the Staff, AMO has included disclosure on a group basis for a group of unidentified holders holding an aggregate of approximately 23.6% of the principal amount of AMO’s outstanding 1.375% convertible senior subordinated notes and, upon conversion, approximately 1.1% of AMO’s outstanding common stock (please refer to page 67 of the Registration Statement). Prior to December 1, 2005, AMO will identify previously unidentified holders via post-effective amendment to the Registration Statement until such group of unidentified holders constitutes less than 1% of the class of such convertible notes and less than 1% of such common stock. On and after December 1, 2005, AMO will identify such previously unidentified holders via prospectus supplement, so long as AMO constitutes a “well-known seasoned issuer” or a “seasoned issuer” under the rules that take effect as of such date. On December 1, 2005, we expect that AMO will constitute a “well-known seasoned issuer.”

2.	We note that footnote (6) on page 68 states “Information about other selling securityholders will be set forth in prospectus supplements, if required.” Please revise to disclose that you may be required to update selling securityholder information by either prospectus supplement or post-effective amendment.

We have revised the disclosure on page 67 of the Registration Statement to clarify that AMO may be required to update selling securityholder information by either prospectus supplement or post-effective amendment.

Please do not hesitate to telephone me at (213) 687-5951 or Aimee S. Weisner at (714) 247-8512 with any questions regarding the above.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

Encl.

Ms. Mary Beth Breslin

November 15, 2005

cc:	Aimee S. Weisner, Esq., Advanced Medical Optics, Inc.